ALLIED GOLD LIMITED

ASX: ALD | TSX: ALG | AIM: AGLD
www.alliedgold.com.au

NEWS RELEASE

23 MARCH 2011

GOLD RIDGE (SOLOMON ISLANDS)

Official re-opening ceremony held with Government and Community Leaders
Production ramp-up of 120,000 ozpa gold mine continues

Allied Gold Limited yesterday held an official re-opening ceremony at its 100%-owned 120,000ozpa Gold Ridge gold mine on Guadalcanal in the Solomon Islands with local political, community and landowner leaders.

First gold was poured two weeks ago and commissioning activities will continue as ramp up to full scale production occurs over the next several months.

Comment by Executive Chairman Mark Caruso:

"A year ago at a ceremony to mark the start of redevelopment, Allied Gold undertook to the people of the Solomons Islands and to our shareholder to rebuild and refurbish Gold Ridge. One hundred and fifty million dollars later, we have delivered ahead of time and on budget with no fatality or serious injury to any of our employees," he said.

"Most importantly we honoured our agreements and commitments including providing local jobs and we hope our success in redeveloping Gold Ridge will help restore the reputation of the Solomons and send a clear message to the international Investment world that the Solomon Islands is open for business and welcomes and supports investments in the mining industry.

"The challenge for us all now is to build on the momentum of this positive start. With the success and new wealth that will be created comes responsibility to manage and invest wisely for the next generation and that must now be the focus for the Solomons," he said.

Gold Ridge is expected to account for a quarter of the Solomon's gross national product. Gold Ridge employs approximately 600 people in mining and operational roles with 85% drawn from the Solomons.

Allied Gold acquired Gold Ridge in 2009-10 through the takeover of Toronto-listed Australian Solomons Gold. Allied also operates the Simberi gold mine in Papua New Guinea.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+ 61 418 853 922
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	Merlin PR, United Kingdom	+44 20 7726 840

ABOUT ALLIED GOLD

Allied Gold is an emerging 200,000 ounce per annum gold producer with production and exploration assets in Papua New Guinea and the Solomon Islands approximately 3 hours by plane from Brisbane, Australia. The company's 100%-owned Simberi gold mine is 85 kilometres from Lihir Island in the Tabar Islands group in Papua New Guinea. Simberi commenced gold production in 2008, produced 64,000 ounces in 2009-10 and its process plant is being expanded to a throughput of 3.5 Mtpa to produce 100,000 ounces per annum by late 2011. Allied Gold acquired Gold Ridge in the Solomon Islands in late 2009 when it acquired Toronto-listed Australian Solomons Gold. Allied has invested $150 million to refurbish and redevelop Gold Ridge which is expected to produce an average 120,000 ounces per annum for a minimum ten years. Allied Gold Limited is listed on the ASX, TSX and the London AIM exchanges.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. C. R. Hastings is also a Qualified Person as defined by Canadian National Instrument 43-101.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC)